Annex I

Information With Respect to Transactions of Ordinary Shares

Reporting Person Who Effected the Transaction	Date of Transaction	Nature of Transaction	Amount of Securities	Average Price Per Share	Where and How the Transaction was Effected
Forbion IV (through PoolCo)	8/8/2025	Sale of Ordinary Shares	52,963	$25.2831	Effected on the open market.
Forbion IV (through PoolCo)	8/11/2025	Sale of Ordinary Shares	344	$25.0000	Effected on the open market.